UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Allenex AB

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

CareDx, Inc.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Anders Karlsson

Franzéngatan 5

Box 122 83

102 27 Stockholm, Sweden

Telephone: +46 8 508 939 00

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Peter Maag

CareDx, Inc.

3260 Bayshore Boulevard

Brisbane, California 94005

Telephone: (415) 287-2300

and

Michael Danaher

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

March 7, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description

99.1	English Translation of Supplement, dated March 30, 2016, to the Swedish Offer Document, published on March 7, 2016.

(b)	Not applicable.

Item 2.	Informational Legends

The below legend was mailed along with the Offer Document to the U.S. holders, but not to other holders:

Notice to U.S. Shareholders. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAREDX, INC.

By:	/s/ Peter Maag
Name:	Peter Maag
Title:	President and Chief Executive Officer

Date: March 30, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	English Translation of Supplement, dated March 30, 2016, to the Swedish Offer Document, published on March 7, 2016.